UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

LIFT Aircraft Inc.
(Exact name of issuer as specified in its charter)

Commission File Number: 024-11828

Delaware	82-2924651
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

3402 Mount Bonnell Road
Austin, TX	78731
(Address of principal executive offices)	(Zip Code)

(512) 888-9787
Issuer’s telephone number, including area code

Common Stock, par value $0.0001 per share
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “LIFT,” “we,” “us,” “our,” or “the company” mean LIFT Aircraft Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

DESCRIPTION OF BUSINESS

Overview

LIFT Aircraft was founded in 2017 in order to make the joy and utility of personal, vertical flight accessible to everyone. The company has developed and is producing a personal, electric, vertical take-off and landing (eVTOL)aircraft named HEXA, and it hopes to make fleets of HEXA aircraft available to the public for pay-per-flight rental at LIFT and partner operated locations.

As of the end of 2023, LIFT has produced a fleet of sixteen HEXA aircraft, completed its initial flight envelope testing, performed extensive “Beta” customer test flights, and in December launched its first paid rental flights at its operations and test center near Austin, Texas. We believe LIFT to be the first operational, pay-per-flight eVTOL fleet in the world and is planning to launch a 25 city US tour and expand its vertiport development efforts in 2024. .

The Problem

The average American spends 54 hours stuck in traffic each year - nearly 7 full working days - resulting in ~3.3 billion gallons of wasted fuel and $179 billion in lost productivity. 85% of these trips are less than 15 miles and 90% are single-occupant.

Traditional helicopters are an airborne alternative, but they require extensive training, produce extreme levels of noise, and are incredibly expensive to buy, operate, and maintain. This makes vertical flight inaccessible to all but the wealthiest individuals and severely limits use by public agencies for emergency response. Further, commercial aviation contributes 2.4% of the world’s carbon emissions. In 2019, that was 905 million tons of CO2.

We believe these trips are, instead, best served point-to-point flights in personal scale, hover-optimized eVTOL aircraft capable of taking off and landing virtually anywhere.

Principal Products and Services

LIFT’s first model of aircraft, HEXA, is a 14 CFR Part 103 compliant, ultralight vehicle. HEXA is a fully electric, multi-rotor aircraft capable of vertical takeoff and landing in addition to amphibious operations. In addition to personal and recreation use, the company is marketing HEXA for first response and military use by public agency customers.

HEXA was purpose-built for aerial micro-mobility. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy.

While some eVTOL developers have winged aircraft capable of longer-range flight, we determined the incremental time savings achieved with wings are not worth the tradeoffs in safety and hover performance for short range flights. HEXA has been tested at 48 mph. We hope to achieve 62 mph max speed in 2023.

HEXA was designed for safety, with multiple redundancies and failsafes.

While conventional aircraft parachutes require hundreds of feet of altitude, HEXA’s whole-aircraft ballistic parachute deploys autonomously and is effective as low as 40 feet above ground level.

While ultralights are not certified by the FAA, we designed HEXA to many of the same certification standards as certified aircraft and done extensive testing and validation, including testing under contract with the US Air Force. LIFT has assembled a safety advisory board comprised of relevant industry experts, including the former Chief of Aviation Safety at NASA.

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA’s Part 103 “Ultralight” rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot’s license or FAA certification required.

Rather than selling HEXA to end-users, LIFT is developing “vertiport” locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of emergency, LIFT mission control can remotely take over and land the aircraft.

Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.

When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules).

HEXA is modular by design, with the powertrain, flight control system, and ballistic parachute all located in the top rotor assembly.

The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo, fire response, and medical evacuation.

Market

The emerging UAM market is predicted to be worth $104 billion in 2023 and $1 trillion by 2040. Our beach-head strategy is to first target markets that don’t require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, the company estimates), and military ($57 billion in 2020).

Public market investors are recognizing the urban air mobility opportunity, as evidenced by recent public listings, such as Joby Aviation (NYSE: JOBY), Archer (NYSE: ACHR), EHang (NASDAQ: EH), Vertical Aerospace (NYSE: EVTL) and Lilium (NASDAQ: LILM). These companies are also developing eVTOL aircraft and related services, and despite being in the early stages of commercialization, have market capitalizations in the 100s of millions, or billions of dollars.

Competition

While the advanced air mobility industry is still early, a few companies have made significant strides. This indicates strong opportunity in the market for our aircraft.

Companies that are notable in a similar vehicle class are Pivotal and Jetson. Companies that have built slightly larger, but similar vehicle configurations include German company Volocopter and Chinese company eHang (NASDAQ: EH).

Notably, the larger air taxi market has been heating up in the USA. JOBY (NYSE: JOBY) has completed a SPAC merger and several other eVTOL air taxi companies have completed the de-SPAC process. LIFT is starting with a single-seat aircraft and plans to explore this market in our long-term strategy.

Raw Materials/Suppliers

Our primary supplier of carbon fiber airframe components is Qarbon Aerospace (Thailand) Ltd. Qarbon Aerospace (Foundation) LLC in the United States is also providing manufacturing and final assembly services to the company. Our agreement with Qarbon Aerospace may be terminated by the company by providing written notice to Qarbon Aerospace of its desire to terminate the agreement and in such case the company must pay Qarbon Aerospace’s costs incurred in connection to any portion of the terminated purchase order plus a reasonable allowance for profit. The company may also terminate the agreement for cause in the event that Qarbon Aerospace violates a material term of the agreement. Furthermore, under the agreement we are responsible to indemnify Qarbon Aerospace and certain affiliated parties from losses arising out of any use of the products Qarbon Aerospace manufacturers for us. Finally, the company is obligated to indemnify Qarbon Aerospace from any losses arising from our design of the products Qarbon Aerospace manufacturers for us.

We also have sole source suppliers for several components including the autopilot computers (Embention), ballistic parachutes (ParaZero), and motors and propellors (T-Motor). If any of these companies ceases supplying and/or serving us we would have to find and qualify alternate suppliers.

Employees

The company currently has 15 full and part time employees and also leverages contractors, consultants and agencies for various types of work and professional services.

Regulation

Our business is heavily regulated. We deal with numerous U.S. government agencies and entities, including but not limited to all of the branches of the U.S. military, NASA, the Federal Aviation Administration (FAA) and the Department of Homeland Security. Similar government authorities exist in our non-U.S. markets.

Commercial Aircraft. In the U.S., our commercial aircraft products are required to comply with FAA regulations governing production and quality systems, airworthiness and installation approvals, repair procedures and continuing operational safety. Outside the U.S., similar requirements exist for airworthiness, installation and operational approvals. These requirements are generally administered by the national aviation authorities of each country and, in the case of Europe, coordinated by the European Union Aviation Safety Agency. LIFT strategically chose to design HEXA to comply with United States Federal Aviation Regulations Part 103 ultralight guidelines, which means that LIFT can operate HEXA without formal FAA certification, subject to part 103 limitations. However, LIFT may choose to pursue FAA certification for HEXA in the future to increase the scope of flight operations, and potential future aircraft designed by LIFT may require formal FAA certification. Additionally, other international jurisdictions may not have equivalent ultralight guidelines, and LIFT may need to certify HEXA with the relevant local aviation authorities to operate in international markets.

The United States Federal Aviation Administration does require approval for permanent vertiport locations, also known as “ultralight flight parks” or “heliports”. LIFT will need approvals from the FAA to develop other fixed vertiports in the United States.

Environmental. We are subject to various federal, state, local and non-U.S. laws and regulations relating to environmental protection, including the discharge, treatment, storage, disposal and remediation of hazardous substances and wastes. We continually assess our compliance status and management of environmental matters to ensure our operations are in compliance with all applicable environmental laws and regulations. Investigation, remediation, and operation and maintenance costs associated with environmental compliance and management of sites are a normal, recurring part of our operations. These costs often are allowable costs under our contracts with the U.S. government. It is reasonably possible that costs incurred to ensure continued environmental compliance could have a material impact on our results of operations, financial condition or cash flows if additional work requirements or more stringent clean-up standards are imposed by regulators, new areas of soil, air and groundwater contamination are discovered and/or expansions of work scope are prompted by the results of investigations.

A Potentially Responsible Party (PRP) has joint and several liability under existing U.S. environmental laws. Where we have been designated a PRP by the Environmental Protection Agency or a state environmental agency, we are potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites. If we were required to fully fund the remediation of a site for which we were originally assigned a partial share, the statutory framework would allow us to pursue rights to contribution from other PRPs.

Non-U.S. Sales. Our non-U.S. sales are subject to both U.S. and non-U.S. governmental regulations and procurement policies and practices, including regulations relating to import-export control, tariffs, investment, exchange controls, anti-corruption, and repatriation of earnings. Non-U.S. sales are also subject to varying currency, political and economic risks.

Intellectual Property

We have received or filed for the following patents:

Title	Type	Application #	Filing Date	Status	Issue Date	Patent #
Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System	Utility: Non-Provisional	16 /708,283	12/9/2019	Issued	11/1/2022	US	11,487,283
Aerial Vehicle	Design	29 /716,376	12/9/2019	Issued	9/21/2021	USD	931182S1

We also have a registered trademark for “LIFT AIRCRAFT”, registration number 5468981.

Litigation

There are no legal proceedings pending against the company.

THE COMPANY’S PROPERTY

The company leases facilities in Florence, Texas (near Austin) that it uses for research and development, flight test, staff and customer training and flight operations. Additionally, LIFT has been granted use of an aircraft storage and flight test facility on the JJ Pickle Research campus of the University of Texas at Austin.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our audited financial statements for the fiscal years ended December 31, 2023 and 2022, and related notes included in this report. You should read the following discussion and analysis of our financial condition in conjunction with these statements.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this report.

General

LIFT Aircraft Inc. was incorporated as a Delaware C-corporation on September 22, 2017. The company is developing and implementing a fleet of electric, vertical takeoff and landing (eVTOL) aircraft (named HEXA). Company operations to date have been primarily funded by the sale of convertible notes, U.S. Department of Defense SBIR grants, flight demonstration and pilot program contracts, and stock offerings under Regulations CF and A.

Results of Operations

The following represents our performance highlights:

Results of Operations for the fiscal ended December 31, 2023 compared to the fiscal ended December 31, 2022

Revenues

Revenues increased by $13,427 (or 4.93%) to $2,734,879 for the year ended December 31, 2023 (“Fiscal 2023”) from $2,721,452 for the year ended December 31, 2022 (“Fiscal 2022”). The company’s revenue in Fiscal 2023 was principally derived from $2,139,474.95 in government research contract receipts and other grants, $501,823.91 from flight demonstration and appearance fees, and other sales and support services of $89,500.00. In December, LIFT realized its first revenue from customer pay-per-flight rental operations in the amount of $4,080.00.

Operating Expenses

Our operating expenses consist of general and administrative expenses, location operations, sales and marketing expenses, research and development expenses and depreciation expenses. The company recorded total operating expenses of $4,777,302 in Fiscal 2023 compared with $6,296,997 in Fiscal 2022. The decrease of $1,519,695 (or 24.13%) in our total operating expenses resulted largely from a year-over-year decrease of $858,928 (or 32.09%) in research and development expense as we concluded the largest phase of our flight test program and reduced our flight test personnel headcount. A year-over-year increase of $233,949 (or 15.01%) in depreciation expense resulting from depreciation of a higher amount of fixed assets including production tooling and finished HEXAs. General and administrative expenses saw a year-over-year decrease of $229,848 (or 18.41%) due to some consolidation of administrative functions. We saw a year-over-year decrease of $430,073 (or 74.37%) in sales and marketing expense as we reallocated marketing and advertising budget focus on the launch of our pay-per-flight customer operations. Our location operations expenses also decreased by $158,129 (or 67.35%) as we consolidated our customer flight operations, flight test, and training facilities all to the same location.

Other Income and Expenses

The company incurs other expenses which are comprised of interest expenses plus depreciation expenses, less other income. Our other expenses increased by $22,998 (or 12.14%) to $212,496 for Fiscal 2023 from $189,498 in Fiscal 2022. The increase was the result of a year-over-year decrease of $44,119 (or 54.75%) in interest expenses from a decreased balance of convertible notes outstanding and a decrease in other expenses from $108,915 in Fiscal 2022 to $34,843 in Fiscal 2023 being more than offset by recognized losses of $141,190 on disposal of fixed assets in Fiscal 2023.

Net loss

Accordingly, the company’s net loss decreased to $2,254,920 in Fiscal 2023 from $3,765,043 in Fiscal 2022 (or 40.11%).

Liquidity and Capital Resources

We have primarily been funded from the issuance of convertible notes and common stock in exempt securities offerings under Regulation Crowdfunding and Regulation A, along with revenue generated by research, development, test and evaluation contracts with the U.S. Air Force and other customers. As of December 31, 2023, the company had approximately $630,862 in cash and cash equivalents on hand. We believe that our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements through at least the end of Fiscal 2024. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Equity Issuances

Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any “bonus shares”. The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including “bonus shares”. The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the “Reg A+ Offering”). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any “bonus shares”. The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including “bonus shares”. The offering was closed on February 10, 2023.

As part of our issuance of bridge convertible notes in September 2021 in advance of its Regulation Crowdfunding securities offering, the company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 we issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering price.

Between May 2023 and September 2023, the Company conducted a Reg CF Offering through StartEngine, selling shares at $1.26 per share including any “bonus shares”. The Company has closed on gross disbursements from the Reg CF Offering totaling $1,271,934.47 for 973,514 shares of common stock, including “bonus shares”. The offering was closed on September 6, 2023.

On February 22, 2024, the Company started a common stock offering under Regulation CF via DealMaker, offering up to $3,595,723.04, facilitated by Dealmaker. The Company is conducting its offering at an $226M pre-money valuation, which equates to an approximate $2.21 per share price, before consideration of any “bonus shares.”

Sale-Leaseback

In July 2022, the company entered into a sale-leaseback agreement with a third-party finance company for three aircraft totaling approximately $1,282,357. The agreement calls for the company to lease the three aircraft for 30 months with a provision to repurchase the aircraft at the end of the lease term.

Debt and Convertible Securities

The company had a balance of $8,567,107 for convertible notes as of Dec 31, 2021. Of that balance, $1,522,107 matured on March 31, 2022, bearing interest at 4 percent per annum with a $8,000,000 valuation cap; $5,275,000 matured on March 31, 2022, bearing interest at 4 percent per annum with a $36,000,000 valuation cap; and $1,770,000 was set to mature on September 30, 2023, bearing interest at 4 percent per annum with a $150,000,000 valuation cap. In March 2022, all of the convertible notes and accrued interest on these notes, amounting to $9,236,224, converted to 27,680,949 shares of common stock. As of December 31, 2022, no convertible note payable balances remained.

In March 2023, the company issued a convertible note with a principal amount of $306,473.32, bearing interest at 5 percent per annum. This convertible note converted into the equity of the company upon the closing of the Company’s 2023 Reg CF equity financing.

In December 2023, the company issued a convertible note with a principle amount of $300,000 bearing interest at 5 percent per annum. This convertible note will convert into the equity of the company upon a future equity financing of at least $1,000,000, or may convert about election of the holders or upon an initial public offering. That maturity date of the note is December 22, 2025.

Trend Information

The company expects our operating results to change substantially following the launch of pay-per-flight rental operations as well upon the launch of aircraft sales to operating partners and public agencies. Scaling up consumer flight operations and/or receiving firm aircraft purchase orders would increase revenue, but also require increased expenditures for headcount and other items. Scaling up consumer flight operations will also require an increase in capital expenditures to develop vertiport locations. The company also generally expects to increase hiring, particularly for research, development, manufacturing and operations.

In the short term, the company has been affected by the general increase in prices for raw materials and components, as well as higher shipping expenses. In the intermediate and long term, LIFT expects to benefit from ongoing improvements in the power and reliability of lithium-based batteries to increase HEXA’s flight capabilities and range. The company also believes that much like in the automotive industry, increased electrification will be the trend in the aviation industry as the world attempts to reduce carbon emissions by adopting alternatives to fossil fuels.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Matthew Chasen	Chief Executive Officer	48	2017 – Present	Full-time

Director:
Matthew Chasen	Director	48	2017 – Present	N/A

Significant Employees:
Balazs Kerulo	Chief Engineer	45	2018 – Present	Full-time
Jace McCown	Chief Pilot	39	2020 – Present	Full-time
Kristin Giffin	Chief of Staff	55	2020 – Present	Full-time

Executive Officers and Directors

Matt Chasen, Founder, CEO and Sole Director

Matt is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas at Austin in 2003, Matt founded uShip – the first and largest online marketplace for shipping with over $200M in annual gross sales. Matt served as uShip’s CEO until 2016 and received a Best CEO award from the Austin Business Journal in 2012 as well as both “Austin Under 40” and Texas “Rising Star” honors in 2011. Prior to business school, Matt was an engineer at Boeing in Seattle, where he worked on the F-22 Fighter, Airborne Laser, and other advanced aerospace projects. Prior to Boeing, Matt earned a Bachelor’s degree in mechanical engineering from the University of Texas at Austin and was a NASA scholarship recipient.

Balazs Kerulo, Chief Engineer

Balazs was one of the first to ride a man-sized multicopter, back in 2015. He has a degree in aeronautical engineering and is a trained professional fixed-wing pilot. He has extensive experience in digital twin technologies, simulation and programming. Before joining LIFT, he was founder and CEO of eVTOL startup ByeGravity Plc. Balazs holds a Master of Communications degree from University of Szeged and an Aircraft Engineering degree from College of Nyiregyhaza.

Jace ‘Digit’ McCown, Chief Pilot

Jace is a licensed Commercial Pilot, a Certified Flight Instructor, and a licensed Small Unmanned Aircraft System Remote Pilot. Prior to joining LIFT, Jace was a Flight Test Engineer & Chief Pilot at Skyways Air Transportation and is a veteran of the United States Air Force. He received his BS in Computer Engineering from the US Air Force Academy and his Graduate Certificate in Agroforestry from the University of Missouri-Columbia.

Kristin Giffin, Chief of Staff

Kristin is a proven team leader, project manager, and program director. Prior to joining LIFT, Kristin was the Senior Communications Director for Children’s Hunger Fund, a Charity Navigator 4-star international nonprofit organization that has delivered more than $1B in food and aid. Earlier in her career, Kristin performed as a professional actress, singer and dancer. She holds an Associate of Arts degree from Moorpark College.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2023 we anticipate final compensation of our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Matthew Chasen	CEO	$240,000	-	$240,000
Balazs Kerulo	Chief Engineer	$150,000	-	$150,000
Kevin Rustagi	Director of Business Development	$140,000	-	$140,000

For the fiscal year ended December 31, 2023, we paid our directors as a group $0. There is 1 director in this group, Matthew Chasen.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of April 1, 2024, the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of our capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of our capital stock:

Title of class	Name and address of beneficial owner(1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (2)
Common	Matthew Chasen	34,904,270	0	35%
Common	The MBC 2011 Trust(3)	7,500,000	0	8%
Common	The MRC 2011 Trust(4)	7,500,000	0	8%
Common	All executive officers and directors	34,904,270	0	35%

(1)	The address for all the executive officers, directors, and beneficial owners is 3402 Mount Bonnell Road, Austin, TX 78731
(2)	The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.
(3)	The MBC 2011 Trust, is a trust with one of Matthew Chasen’s minor children as beneficiary.
(4)	The MRC 2011 Trust, is a trust with one of Matthew Chasen’s minor children as beneficiary

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On September 27, 2021, Marvin Chasen, an immediate family member of our CEO, Matthew Chasen, invested $30,000 in the company’s convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors. Marvin also invested $70,001 in the company’s Regulation Crowdfunding offering.

On September 27, 2021, Noah Chasen, an immediate family member of our CEO, Matthew Chasen, invested $40,000 in the company’s convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors. Noah also invested $105,998 in the company’s Regulation Crowdfunding offering.

On October 16, 2017, Matthew Chasen, our CEO, invested $10,000 in the company’s convertible seed notes. The note had identical terms to the notes issued to other, unrelated investors.

OTHER INFORMATION

On January 6, 2023, Kenneth Miller transitioned from full time employment as Chief Financial Officer at LIFT to a “fractional” (part time contractor) CFO capacity. Mr. Miller was hired as LIFT’s CFO on February 1, 2021 in order to explore options for LIFT to potentially merge with a Special Purpose Acquisition Company (SPAC) and his compensation package was heavily tied to that outcome. As the market for SPACs deteriorated precipitously in 2022, LIFT did not find an attractive SPAC to merge with and Kenneth decided to return to his prior career as a senior analyst at a hedge fund. Mr. Miller served as part time CFO until October 31, 2023, at which time LIFT transitioned to use the services of another fractional CFO consultant, and Kenneth transitioned to an advisor role with the Company.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2023 AND DECEMBER 31, 2022

The balance sheet of LIFT Aircraft Inc. as of December 31, 2023 and 2022, and the statements of operations, changes in stockholders' deficit, and cash flows for the year then ended have been included in this Annual Report with the Independent Auditor's Report of IndigoSpire CPA Group, LLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2023 and 2022

INDEPENDENT AUDITOR’S REPORT

April 17, 2024

To:      Board of Directors, LIFT AIRCRAFT INC.

Re:     2023 and 2022 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, shareholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations, shareholders’ equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC

IndigoSpire CPA Group, LLC

Aurora, CO

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2023 and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
TOTAL ASSETS
Current Assets
Cash and cash equivalents	$630,862	$464,760
Accounts receivable	456,663	257,237
Project works in progress, net	3,658,729	3,070,925
Other current assets	195,769	128,725
Total Current Assets	4,942,023	3,921,647

Fixed assets, net	2,743,310	4,008,048
Right-of-use assets, net	517,459	1,034,919

TOTAL ASSETS	$8,202,792	$8,964,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts and credit cards payable	$1,123,751	$1,067,802
Deferred revenue	654,875	662,486
Other current liabilities	27,680	67,616
Total Current Liabilities	1,806,306	1,797,904

Convertible note	300,000	0
Warrant liability	750,000	750,000
Right-of-use liability	529,318	1,040,456

TOTAL LIABILITIES	3,385,624	3,588,359

Shareholders’ Equity
Common stock, voting (140,000,000 shares authorized)	0	0
Additional paid-in capital	15,134,341	13,479,899
Share-based compensation	104,299	62,908
Accumulated deficit	(10,421,472)	(8,166,552)
TOTAL SHAREHOLDERS’ EQUITY	4,817,168	5,376,255

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,202,792	$8,964,614

LIFT AIRCRAFT INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
Revenues, net	$2,734,879	$2,721,452

Operating Expenses:
General and administrative	1,018,544	1,248,392
Location operations	76,666	234,795
Research and development	1,817,957	2,676,885
Sales and marketing	148,219	578,292
Depreciation and amortization expense	1,792,582	1,558,633
Total Operating Expenses	4,777,302	6,296,997

Net operating income (loss)	(2,042,423)	(3,575,545)

Other Expense:
(Loss) on the disposal of fixed assets	(141,190)	0
Other income (expense)	(34,843)	(108,915)
Interest (expense), net	(36,464)	(80,583)

Net Loss	$(2,254,920)	$(3,765,043)

Basic earnings per share	(0.01)	(0.02)
Diluted earnings per share	(0.01)	(0.02)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS’ EQUITY/DEFICIT
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	Common Stock	Additional Paid-in Capital	Share-based Compensation	Accumulated Deficit	Total Shareholders’ Capital (Deficit)
Balance as of January 1, 2022	$0	$1,609,612	$22,885	$(4,401,509)	$(2,769,012)
Issuance of shares and conversion of convertible instruments		11,870,287			11,870,287
Share-based compensation			40,022		40,022
Net Loss				(3,765,043)	(3,765,043)
Balance as of December 31, 2022	$0	$13,479,899	$62,908	$(8,166,552)	$5,376,255
Issuance of equity and conversion of convertible instruments		1,654,441			1,654,441
Share-based compensation			41,392		41,392
Net Loss				(2,254,920)	(2,254,920)
Balance as of December 31, 2022	$0	$15,434,341	$104,299	$(10,421,472)	$4,817,168

LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor’s Report and Notes to the Financial Statements

	2023	2022
Cash Flows From Operating Activities
Net Loss	$(2,254,920)	$(3,765,043)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,792,582	1,558,633
Share-based compensation	41,392	40,022
Other gains and losses	141,190	35,037
Deferred interest	0	57,271
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	(199,426)	189,961
(Increase) Decrease in project works in progress	(587,804)	(791,987)
(Increase) Decrease in other current assets	(67,044)	(59,006)
Increase (Decrease) in accounts payable	55,949	702,088
Increase (Decrease) in deferred revenue	(7,611)	(1,091)
Increase (Decrease) in other current liabilities	(39,936)	63,904
Increase (Decrease) in other long-term liabilities	6,322	(26,595)
Net Cash Used In Operating Activities	(1,119,306)	(1,996,806)

Cash Flows From Investing Activities
Capital expenditures	0	(2,326,972)
Net proceeds from the sale/(purchase) of assets	54,541	20,475
Net Cash Used In Investing Activities	54,541	(2,306,497)

Cash Flows From Financing Activities
Proceeds from issuance of convertible notes	300,000	0
Proceeds from issuance of stock	1,039,949	2,634,063
Net proceeds from sale-leaseback	0	1,040,456
Net Cash Provided By Financing Activities	1,339,949	3,674,519

Net Change In Cash	166,102	(628,784)

Cash at Beginning of Period	464,760	1,093,543
Cash at End of Period	$630,862	$464,760

Supplementary Non-Cash Transactions
Conversion of convertible notes and accrued interest	614,492	9,236,224

LIFT AIRCRAFT INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2023 and 2022
See accompanying Independent Auditor’s Report

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. (“the Company”, “LIFT” or “we”) is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company develops and manufactures electric, vertical take-off and landing aircraft. Its first model, HEXA, is a single seat, ultralight-class vehicle for personal, recreation and public uses. The company is producing a fleet of HEXA vehicles and offers training and pay-per-flight rentals at company and partner-owned locations.           ,

Since inception, the Company has funded its business with            convertible loans            , securities offerings, paid demonstration and pilot programs, and research and developemnt grants             .  The Company has an accumulated deficit in earnings since inception and generated negative cash flow from operations since inception. These matters raise substantial concern about the Company’s ability to continue as a going concern once funds raised from investors have been exhausted.  These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2023, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2023 and 2022, the Company had $630,862 and $464,760 of cash on hand, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes

Various states may impose a sales tax on the Company’s sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment

Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company maintained fixed assets with a net book value of $2,743,310 and $4,008,048 as of December 31, 2023 and 2022, respectively.

Sale of Fixed Assets

In 2023, the Company sold its parachute and HEXA H003 fixed assets for a book loss of $141,190.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States GAAP, which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the “transition date”) using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

Sales and Marketing Expenses

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2018, FASB issued ASU 2018-09, “Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting”, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances have been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever be utilized.

Tax returns, once filed, will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

The Company has filed or will file its corporate income tax returns for the periods ended December 31, 2023 and 2022.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 140,000,000 shares. The Company has 98,420,907 shares issued as of December 31, 2023. The Company has an additional 1,987,532 options issued and outstanding and 178,393 shares reserved under an equity compensation plan. Additionally, as discussed below, the Company has issued 279,851 warrants for common shares.

The Company effected a stock split in 2021, raising the number of authorized shares from 10,000,000 to 140,000,000.

Previous and Contemplated Stock Issuance

Between October 2021 and June 2022, the Company conducted a securities offering exempt from registration under Regulation Crowdfunding (the “Reg CF Offering”). The Reg CF Offering was made through StartEngine, selling shares at $2.66 per share before any “bonus shares”. The Company has closed on gross disbursements from its Reg CF offering totaling $4,808,128 for 1,846,359 shares of common stock, including “bonus shares”. The Reg CF Offering triggered conversion of its existing convertible notes during March 2022.

Between October 2022 and February 2023, the Company conducted a securities offering exempt from registration under Regulation A, tier 2 (the “Reg A+ Offering”). The Reg A+ Offering was also made through StartEngine, selling shares at $2.68 per share before any “bonus shares”. The Company has closed on gross disbursements from the Reg A+ Offering totaling $253,652 for 92,179 shares of common stock, including “bonus shares”. The offering was closed on February 10, 2023.

Between May 2023 and September 2023, the Company conducted a Reg CF Offering through StartEngine, selling shares at $1.26 per share including any “bonus shares”. The Company has closed on gross disbursements from the Reg A+ Offering totaling $1,271,934.47 for 973,514 shares of common stock, including “bonus shares”. The offering was closed on September 6, 2023.

Warrants

As part of its issuance of bridge convertible notes in advance of its Regulation CF securities offering (Seed Note III), the Company agreed to issue lead investor DecisivePoint a $750,000 common stock warrant to be struck at the per-share price of a future Regulation A securities offering price. On December 8, 2022 the Company issued 279,851 warrants to DecisivePoint at $2.68 per share, the Regulation A securities offering headline price. In 2023, the company also issued 13,514 common stock warrants with a strike price of $1.11 per share to convertible note investor Kazoku Holdings. The Company has recorded this issuance of warrants as a liability.

NOTE 5 –DEBT

Long-Term Notes

All of the convertible notes and accrued interest on previously issued convertible notes, $9,236,224, on the date of exercise, converted to 27,680,949 shares of common stock during 2022. As of December 31, 2022, no convertible note payable balances remain. During 2023, the Company issued approximately $306,000 of convertible notes.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions

Before considering outstanding options, CEO, Chairman and Founder Matthew Chasen constructively owns 50.6% of the Company’s common stock. The Company does not and has not paid Matthew Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 in LIFT’s Convertible Seed Note I which was converted into shares of common stock on in 2022 para passu with other convertible note holders. The Company pays Mr. Chasen a salary of $240,000 per year as well as normal company benefits.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm’s length transaction.

NOTE 8 – OTHER MATERIAL TRANSACTIONS

Sale-Leaseback Transaction

On July 1, 2022 the Company entered into an equipment sale-lease agreement with Camber Road Partners, Inc., in which it sold HEXA Aircraft Serial #s H009, H011 and H012 to Camber Road for a total of $1,282,357 with a security deposit of $89,902 and monthly payments of $44,951 over a term of 30 months, with an option to purchase the aircraft for an agreed-upon purchase price not to exceed 35% of the original cost at the expiration of the lease. Since the expected useful life of a HEXA aircraft is approximately 60 months and the Company would anticipate exercising the repurchase option, the company and its outside accounting firm believe that this transaction constitutes a finance lease and has been accounted for with a Right-of-Use asset and liability. The Company also recognized a loss on sale-lease back of $8,511 during the month it entered the lease.

Cancellation of Lake Travis Vertiport Project

During 2022 LIFT determined that its proposed vertiport project near Austin, TX was not feasible and ceased payment on the lease it had entered pursuant to this project. The company had previously capitalized the project costs as leasehold improvements, so it wrote off the leasehold improvements and security deposit at the end of 2022 as a $90,832 loss on disposal of other assets.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company’s ability to continue is dependent upon management’s plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10 – SUBSEQUENT EVENTS

Additional Regulation CF Securities Offering

On February 22, 2024, the Company started a common stock offering under Regulation CF via DealMaker, offering up to $3,595,723.04 , facilitated by Dealmaker. The Company is conducting its offering at an $226M pre-money valuation, which equates to an approximate $2.21 per share price, before consideration of any “bonus shares.”

Management’s Evaluation

Management has evaluated subsequent events through April 17, 2024, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Certificate of Amendment of Certificate of Incorporation (1)
2.3	Amended and Restated Bylaws (1)
6.1	Qarbon Aerospace Agreement (2)
6.2	Embention Strategic Partnership Agreement (1)
6.3	ParaZero Agreement (2)
6.4	T-Motor General Terms and Conditions (1)

(1)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on March 14, 2022.
(2)	Incorporated by reference to the Company’s Form 1-A filed with the SEC on August 8, 2022

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIFT AIRCRAFT INC.

By: Matthew Chasen
Signature:	/s/ Matthew Chasen
Chief Executive Officer

Date: April 29, 2024

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Chasen
Matthew Chasen, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: April 29, 2024